Unaudited interim condensed consolidated
financial statements
Kyivstar Group Ltd.
As of and for the three-month period ended March 31, 2026

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	1
* Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	2
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the three-month period ended March 31:

(In millions of U.S. dollars except nominal value and per share data)	Note	2026	2025*

Revenue	2	323	255

Cost of services, equipment and accessories		(33)	(24)
Selling, general and administrative expenses		(118)	(91)
Depreciation		(38)	(31)
Amortization		(20)	(13)
Impairment		(2)	(2)
Other operating income		1	—

Operating profit		113	94

Finance costs		(18)	(21)
Finance income		4	7
Other non-operating loss, net		(1)	(1)
Net foreign exchange gain / (loss), net		6	(21)
Profit before tax		104	58

Income tax	4	(19)	(14)

Profit for the period		85	44

Basic and diluted earnings per share		$0.37	$0.21

Weighted average shares outstanding:
Basic and Diluted		230,874,735	206,942,440
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	3
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three-month period ended March 31:

	Note	Three-month period
(In millions of U.S. dollars except nominal value and per share data)		2026	2025

Profit for the period		85	44
Items that may be reclassified to profit or loss
Foreign currency translation		(44)	15
Fair value re-measurement of financial instruments	8	—	2
Other comprehensive (loss) / income, net of tax		(44)	17
Total comprehensive income, net of tax		41	61
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	4
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars except nominal value and per share data)	Note	March 31, 2026	December 31, 2025
Assets
Non-current assets
Property and equipment	6	886	849
Intangible assets, excluding goodwill	7	440	363
Goodwill	7	206	128
Investments and derivatives		2	2
Other assets		64	88
Total non-current assets		1,598	1,430

Current assets
Inventories		2	3
Trade and other receivables		35	37
Receivables from related parties	8, 12	38	49
Investments and derivatives	8	125	119
Current income tax assets		—	5
Other assets		29	24
Cash and cash equivalents	9	353	455
Total current assets		582	692

Total assets		2,180	2,122

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,341	1,299
Total equity		1,341	1,299

Non-current liabilities
Debt and derivatives	8	298	287
Provisions		7	9
Deferred tax liabilities		25	21
Other liabilities		8	8
Total non-current liabilities		338	325

Current liabilities
Trade and other payables		147	141
Debt and derivatives	8, 12	228	229
Provisions		10	10
Current income tax payables		18	19
Other liabilities		98	99
Total current liabilities		501	498

Total equity and liabilities		2,180	2,122
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	5
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2026:

			Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)		Not e	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2026			230,863,624	—	2	2,400	24	965	(2,092)	1,299
Profit for the period	4		—	—	—	—	—	85	—	85
Other comprehensive loss			—	—	—	—	—	—	(44)	(44)
Total comprehensive income			—	—	—	—	—	85	(44)	41
Other		3	—	—	—	—	1	—	—	1
As of March 31, 2026			230,863,624	—	2	2,400	25	1,050	(2,136)	1,341
for the three-month period ended March 31, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars except nominal value and per share data)	Note	Number of shares outstanding	Net investment attributable to owners of the parent	Issued capital	Capital surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total equity
As of January 1, 2025		—	3,160	—	—	—	—	(2,080)	1,080
Retroactive effect of Capital Reorganization		206,942,440	(3,160)	2	2,143	4	1,011	—	—
As of January 1, 2025, recasted		206,942,440	—	2	2,143	4	1,011	(2,080)	1,080
Profit for the period		—	—	—	—	—	44	—	44
Other comprehensive income		—	—	—	—	2	—	15	17
Total comprehensive income		—	—	—	—	2	44	15	61
As of March 31, 2025		206,942,440	—	2	2,143	6	1,055	(2,065)	1,141
The accompanying notes are an integral part of these interim condensed consolidated financial statements.
* Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	6
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31:

		Three-month period
(In millions of U.S. dollars)	Note	2026	2025*
Operating activities
Profit before tax		104	58
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		60	46
Finance costs		18	21
Finance income		(4)	(7)
Other non-operating loss, net		1	1
Net foreign exchange (gain) / loss, net		(6)	21
Changes in trade and other receivables and prepayments		7	1
Changes in trade and other payables		4	16
Changes in provisions, pensions and other		2	1
Interest paid		(16)	(14)
Interest received		4	2
Income tax paid		(13)	(18)
Net cash flows from operating activities		161	128

Investing activities
Purchase of property, plant and equipment		(50)	(35)
Purchase of intangible assets		(14)	(19)
Payments on deposits		(9)	(10)
Acquisition of subsidiaries, net of cash acquired	5	(165)	—
Net cash flows used in investing activities		(238)	(64)

Financing activities
Repayment of debt		(10)	—
Payment of principal portion of lease liabilities		(10)	(8)
Investment in shares of VEON Ltd.		—	(22)
Net cash flows used in financing activities		(20)	(30)

Net (decrease) / increase in cash and cash equivalents		(97)	34
Net foreign exchange difference		(5)	4
Cash and cash equivalents at beginning of period		455	674
Cash and cash equivalents at end of period	9	353	712
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
GENERAL INFORMATION ABOUT THE COMPANY
1GENERAL INFORMATION
Kyivstar Group Ltd. (the "Company" and collectively with its subsidiaries referred to as "Kyivstar Group" or the "Group"), an exempted company limited by shares, was incorporated under the laws of Bermuda with registration number 202504557, in
Bermuda on March 7, 2025. The registered office of the Company is Victoria Place, 31 Victoria Street, Hamilton, HM10,
Bermuda. The principal place of business is located at Index Towers (East Tower), Unit 517, Dubai (DIFC), United Arab Emirates.
The Company was formed for the purpose of becoming the ultimate parent company of Kyivstar Group. On August 14, 2025, the
Company consummated a Business Combination transaction with Cohen Circle Acquisition Corp. (“Cohen Circle”) and VEON
Amsterdam B.V., pursuant to which VEON Amsterdam B.V. contributed its shares in Kyivstar Holdings B.V. to the Company in exchange for the Company’s shares, and the shareholders of Cohen Circle contributed the net assets of Cohen Circle in exchange for the Company’s shares. As a result of these transactions, Kyivstar Holdings B.V. became a wholly owned subsidiary of the Company and the Company became the ultimate parent of Kyivstar Group. The transaction represented a capital reorganization and establishment of a new holding company structure and did not result in changes to the underlying operations of the Group.
The Company’s Common Shares and Warrants are listed on the Nasdaq Stock Market under the symbols "KYIV" and "KYIVW,"
respectively.
Kyivstar Group’s operations include the operations of the following entities (i) Kyivstar Group Ltd., (ii) Kyivstar Holdings B.V.
("Kyivstar Holdings") and (iii) JSC Kyivstar and its subsidiaries ("Kyivstar").
The main operating company in Kyivstar Group is Kyivstar. Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar's business is its registered legal address.
JSC Kyivstar has a main office in Kyiv, Ukraine.
Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes
Kyivstar TV, offered on IPTV platforms as well as mobile, big data and technology services through Kyivstar.Tech, digital health services through Helsi and Tabletki, ride-hailing and delivery through Uklon, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.
BASIS OF PRESENTATION
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting
Standards (“IAS”) 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed consolidated financial statements.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on
March 16, 2026.
The accounting policies applied are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2025, except for any new standards and interpretations adopted as of January 1, 2026.
These unaudited interim condensed consolidated financial statements have been prepared on a historical basis, except for certain financial instruments and other items that are measured at fair value, as disclosed in the relevant accounting policies. The interim condensed consolidated income statement has been presented based on the nature of the expense, other than ‘Selling, general and administrative expenses’, which has been presented based on the function of the expense. Additional information on the nature of expenses is provided where relevant in the notes to the interim condensed consolidated financial statements.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Certain amounts reported in the interim condensed consolidated income statement, statement of financial position and cash flows have been reclassified in order to conform to the current period presentation.
The interim condensed consolidated financial statements have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, material uncertainties affecting the Group’s ability to continue as a going concern are discussed in detail at the end of this note.
The comparative information for the period ended March 31, 2025 does not represent the interim condensed consolidated financial statements of the Company as a legal parent. Instead, it has been prepared on a combined (predecessor) basis and reflects the financial information for Kyivstar Holdings B.V. and its subsidiaries. Accordingly, such information may not be fully comparable to the Group's financial statements for the current period and does not necessarily reflect the results of operations, financial position or cash flows that would have been presented had the current group structure been in place.
The functional currency of Kyivstar is Ukrainian Hryvnia ("UAH"), the currency of the primary economic environment in which
Kyivstar operates. The interim condensed consolidated financial statements are presented in United States dollars ("U.S. dollar"
or "US$"). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.
FOREIGN CURRENCY TRANSLATION
For the purpose of these interim condensed consolidated financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Equity.
BASIS OF CONSOLIDATION
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries.
Subsidiaries are all entities (including structured entities) over which the Company has control. Interests held by Kyivstar Group in its principal subsidiaries as of March 31:

	2026		2025
Name	Interest	Country of operation	Interest	Country of operation

JSC Kyivstar	99.995%	Ukraine	99.995%	Ukraine
LLC Kyivstar.Tech	100.00%	Ukraine	100.00%	Ukraine
LLC Helsi Ukraine *	97.99%	Ukraine	97.99%	Ukraine
LLC Lan Trace	100.00%	Ukraine	100.00%	Ukraine
LLC Uklon Corporate *	97.00%	Ukraine	—	—
LLC Uklon Tech *	97.00%	Ukraine	—	—
LLC Uklon Ltd *	97.00%	Cyprus	—	—
Uklon LLC (100.00% subsidiary of LLC Uklon Ltd)	100.00%	Uzbekistan	—	—
Kyivstar Holdings B.V.***	100.00%	Netherlands	100.00%	Netherlands
Kyivstar Cayman Corp.**	—	—	100.00%	Cayman Islands
SUNVIN 11 LLC	100.00%	Ukraine	—	—
LLC ISP Shtorm	100.00%	Ukraine	—	—
LLC MTPK	100.00%	Ukraine	—	—
LLC Farmel (100.00% subsidiary of LLC MTPK)	100.00%	Ukraine	—	—
LLC Farma Studio (100.00% subsidiary of LLC MTPK)	100.00%	Ukraine	—	—
*In each of these subsidiaries, a symmetrical put and call option agreement for the remaining ownership interest exists. As a result, on each respective acquisition date, the Company determined that it had a present ownership interest in the remaining ownership percentage and has consolidated these subsidiaries fully at 100%.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
**The entity was liquidated on January 28, 2026.
***Name of VEON Holdings B.V. has been changed to Kyivstar Holdings B.V., effective February 10, 2026.
On February 10, 2026, JSC Kyivstar entered into a share purchase agreement to acquire 100% of the equity interests of LLC
MTPK and its subsidiaries, LLC Farmel and LLC Farma Studio (together, the “Tabletki Group”), a Ukrainian business providing an online platform for searching and booking medicines and other pharmacy products. The transaction closed on February 10,
2026 for a purchase consideration of US$160.
On February 26, 2026, the Group acquired 100% of the equity interests of ISP Shtorm LLC, a regional fixed broadband operator providing internet services to residential and business customers in Ukraine for a purchase consideration of US$10.
Refer to "major developments during three-month period ended March 31, 2026" for more details.
In the interim condensed consolidated financial statements subsidiary undertakings – which are those companies in which the
Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations – have been fully consolidated.
Intercompany transactions, balances and unrealized gains or losses on transactions between Kyivstar Group companies are eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with Kyivstar Group’s accounting policies.
GOING CONCERN
As of May 14, 2026, the war in Ukraine is ongoing, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets. Currently, we have 21.9 million subscribers in Ukraine, where they are supported by approximately 5,469 employees. Kyivstar Group’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of May 14, 2026, most of our Ukraine subsidiary’s employees remain in the country.
The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•The Company may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•As of May 14, 2026, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United
Kingdom. However, the interpretation and enforcement of these sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions.
For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the
Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar, if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii)
100% of Ukraine Tower Company ("UTC"), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99%
of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries. We are continuing to work with our local custodian to remove any remaining restrictions in respect of corporate rights.
Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
•The Company has implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.
•The Company actively engages with stakeholders, including suppliers, customers, and regulatory authorities, to proactively address potential disruptions. Diversification of supply chains and markets to reduce dependency on regions affected by the war is implemented where possible. Management also continues to review and update risk management policies to enhance resilience against the volatility stemming from the war.
•The Company continues to fund its operations for the next twelve months primarily through a combination of existing liquidity and anticipated proceeds from its customers, including its wholesale business outside Ukraine. As of March 31,
2026, the Company holds US$353 in cash and cash equivalents and US$125 of other liquid financial assets, providing a total available funding of approximately US$478, which significantly exceeds the Company’s projected operating expenditures for the next twelve months. The Company has no material unrelated party debts and therefore no unrelated party debt covenants. The resilience of the Company and its ability to generate strong cash flows has been proven through the full-scale war since 2022.
•Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance.
Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that sanctioned individuals, including any beneficial owners of LPE Middle
East Limited (formerly L1T VIP Holdings S.à r.l., "LetterOne"), do not participate in the management of Kyivstar.
•Matters relating to the VEON-related legal proceedings and restrictions on certain corporate rights remain ongoing.
There were no material developments during the three months ended March 31, 2026, or during the period March 31,
2026 through May 14, 2026.
•The Company’s Nasdaq listing, together with the completion of its secondary offering in February 2026, continues to enhance the Group’s access to capital markets and broaden its investor base.
The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board ("PCAOB") standards.
References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Major developments during the three-month period ended March 31, 2026
Acquisition of ISP Shtorm LLC
On February 9, 2026, the Group entered into a Share Purchase Agreement for the acquisition of 100% of the equity interests in
ISP Shtorm LLC for total consideration of US$10. ISP Shtorm LLC is a regional fixed broadband operator providing internet services to residential and business customers in Ukraine. The transaction closed on February 26th, 2026 and has been accounted for under IFRS 3 Business Combinations. For further details refer to Note 5.
Acquisition of Tabletki.ua
On February 10, 2026, the Group announced the acquisition of 100% of the equity interests in Tabletki.ua for total consideration of US$160, payable in full in UAH in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The transaction closed on February
10, 2026 and was accounted for under IFRS 3 Business Combinations.  For further details refer to Note 5.
Major developments during the three-month period ended March 31, 2025
Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business
On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025 and described in detail in the 2025 Annual Financial Statements.
VEON completes first phase of Share Buyback Program
On January 27, 2025, the US$30 first phase of VEON Ltd.'s share buyback program (as carried out by Kyivstar Holdings B.V.)
was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 8).

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2SEGMENT INFORMATION
The Kyivstar operations are considered as one operating segment. While Kyivstar Group identifies a single reportable segment in accordance with IFRS 8 Operating Segments, revenue is disaggregated into the following categories:
•Telecommunication and infrastructure revenue – service revenue from mobile and fixed connectivity services provided to individuals and corporate customers and infrastructure services;
•Digital revenue – revenue from proprietary digital platforms and services
Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain or loss on disposals of non-current assets, other non-operating gains or losses, and for certain non-recurring items such as listing expense (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”).
The following tables present revenue disaggregation and the key financial information for the three-month periods ended
March 31, 2026 and 2025:
For the three-month period ended March 31:

	Telecommunication and infrastructure revenue		Digital revenue		Total revenue
	2026	2025	2026	2025	2026	2025

Kyivstar	256	236	67	19	323	255

Total	256	236	67	19	323	255

	Revenue		Selling, general and administrative expenses		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2026	2025	2026	2025	2026	2025	2026	2025

Kyivstar	323	255	118	91	173	140	67	51

Total	323	255	118	91	173	140	67	51
*This includes capital expenditures on property, plant and equipment, net of advances, of US$86 (2025: US$85), intangible assets of US$23
(2025: US$9) after deducting additions in licenses of US$nil (2025: US$nil) and right-of-use assets of US$42 (2025: US$43).
The following table provides the reconciliation of Adjusted EBITDA to profit before tax for the three-month period ended March
31:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Three-month period
	2026	2025
Total Adjusted EBITDA	173	140
Adjustments to reconcile Total Adjusted EBITDA to Profit before tax
Depreciation	(38)	(31)
Amortization	(20)	(13)
Impairment	(2)	(2)
Finance costs	(18)	(21)
Finance income	4	7
Other non-operating loss, net	(1)	(1)
Net foreign exchange gain / (loss) , net	6	(21)

Profit before tax	104	58
3          SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the three-month periods ended March 31 in relation to all directors and employees of the Company.

	Three-month period
	2026	2025
Equity-settled share-based payment expense	1	—
Total share-based compensation expense	1	—
Umbrella Incentive Plan
In December 2025, the Remuneration Committee approved the Group's Umbrella Incentive Plan (“Umbrella Plan”). Following the
listing on Nasdaq this plan will help to establish a flexible, market-aligned framework designed to support retention, reward performance, and align with shareholder interests.
On January 27, 2026, certain operating company executives were granted long term incentive ("LTI") award of 439,980 equity-
settled common shares under the Umbrella Plan (assuming maximum achievement). These awards are subject to a market condition tied to an absolute share price target, applicable to the total number of shares granted with vesting scheduled for
December 31, 2027. The fair value of the awards with market performance condition was determined using the Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.
The following table sets forth the principal assumptions applied by the Group in determining the fair value of the newly issued equity settled share-based payment instruments with market performance conditions:

Assumptions affecting inputs to fair value model	Equity-settled
Annual risk-free rates of return and discount rates (%)	3.65
Long-term dividend yield (%)	0.00
Volatility of share price (%)	48.44
Share price (p)	$12.59
On February 10, 2026, certain board of directors were granted LTI award of 20,000 equity-settled common shares under the
Umbrella Plan. These awards vested immediately without any vesting conditions. Market price as of the grant date is considered as fair value of equity settled share-based payment.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
4INCOME TAXES
Income tax expense in the interim period is recognized based on management’s estimate of the weighted average annual effective income tax rate expected for the full financial year, consistent with IAS 34. Income tax expense comprises current and deferred tax. Current and deferred tax are measured in accordance with IAS 12. Changes in the estimated annual effective tax rate are recognized prospectively in the interim period in which the estimate changes.
Income tax expense consisted of the following for the three-month period ended March 31:

	Three-month period
	2026	2025
Current income taxes	(16)	(14)
Deferred income taxes	(3)	—
Income taxes	(19)	(14)
Effective tax rate	18.3%	24.1%
Kyivstar Group is a tax resident of the UAE and in the process of obtaining a Qualified Freezone Entity status with 0% tax rate.
While the statutory tax rate in UAE is 9% ( and currently applicable) , the company's major business operations are in Ukraine where the statutory tax rate is 18% and therefore closely represents the Group's effective tax rate for the period due to its exposure to higher tax jurisdiction (Ukraine).
Global Minimum Tax
The Group falls within the scope of enacted Pillar Two legislation through its inclusion in the consolidated group headed by
VEON Ltd. as the ultimate parent entity (“UPE”). Accordingly, the KGL Group is covered under the Pillar Two framework applicable to the VEON Group. No Pillar Two tax expense or income was recognized for the three-month period ended March
31, 2026. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-
by-country reporting and financial statements for the constituent entities within the Kyivstar Group. Based on this assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Kyivstar Group operates are above 15%
The Company has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
5SIGNIFICANT TRANSACTIONS
During the three-month period ended March 31, 2026
Acquisition of Tabletki Group
On February 10, 2026, JSC Kyivstar signed a share purchase agreement ("SPA") to acquire 100% of shares of MTPK LLC and its subsidiaries (collectively, the "Tabletki Group") for total consideration of US$160 upon closing of the transaction. Tabletki
Group, established in 2008, is a Ukrainian business specializing in the development and maintenance of an automated platform for searching and booking medicines and other products from pharmacies in Ukraine. This strategic acquisition marks Kyivstar’s expansion into digital healthcare and pharmacy-related consumer services in line with Group’s digital operator strategy. The agreement was subject to customary closing conditions and approvals that were obtained on February 10, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations.
The provisional fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were:

February 10, 2026
Non-current assets
Intangible assets	77
Current assets
Cash and cash equivalents	2
Other current assets	1
Fair value of identifiable net assets	80
Goodwill resulting from acquisition	80
Purchase consideration	160
The following table shows the details of cash outflow during the three-months ended March 31, 2026:

March 31, 2026
Cash outflow, net of cash acquired
Cash consideration	160
Less: balances acquired
Cash and cash equivalents	(2)
Net outflow of cash - investing activities	158
Based on a preliminary purchase price allocation, the identifiable intangible assets recognized comprise: customer relationships, internally developed software, and brands and trademarks. The amounts recognized for these identifiable intangible assets are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available.
The fair value of the customer relationships was determined to be US$61. The valuation of the customer base was performed using the multi-period excess earnings method.
The fair value of the brands and trademarks was determined to be US$12. The valuation of the brands and trademarks was performed using the relief-from-royalty method under the income approach.
The fair value of the internally developed software was determined to be US$4. The valuation of the internally developed software was performed using the replacement cost approach.
The fair value of acquired other current assets related to trade and other receivables is US$1, which approximates the gross contractual amount, as a loss allowance is insignificant.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The goodwill recognized on the acquisition of Tabletkі Group represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date.
Goodwill primarily reflects the expected synergies arising from the integration of Tabletkі Group into the Group’s operations, including enhanced market presence in the digital healthcare ecosystem, access to established customer relationships, expansion into new digital services, and the development and deployment of new digital devices leveraging combined technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets.
The recognized goodwill is not deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Tabletki Group contributed US$5 of revenue and US$4 profit before tax to the Group. If the acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$8 and contribution to the profit before tax would have been US$6.
Acquisition-related costs of less than US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
The accounting for the purchase of Tabletki Group is provisional as the valuation of certain intangible and long-term assets, accounts payable, other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information is being obtained and evaluated in relation to facts and circumstances that existed as of the acquisition date, including historical customer attrition and reactivation data, pre-acquisition software development, costs and other valuation inputs, and supporting documentation for certain asset and liability balances existing at the date. Accordingly the fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date).
Acquisition of ISP Shtorm LLC
On February 26, 2026, JSC Kyivstar acquired 100% of the equity interests in ISP Shtorm LLC, a regional fixed broadband internet service provider operating in Ukraine. This strategic acquisition supports Kyivstar’s continued expansion in the fixed broadband segment and strengthens its position in converged telecommunications services. Kyivstar acquired 100% of ISP
Shtorm LLC for total consideration of US$10 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on February 26, 2026, the date the acquisition was completed. The transaction is accounted for in accordance with IFRS 3 Business Combinations.
The provisional fair values of identifiable assets and liabilities of ISP Shtorm LLC at the date of acquisition were:

February 26, 2026
Non-current assets
Intangible assets	3
Property, plant & equipment	2
Non-current liabilities
Deferred tax liability	(1)
Fair value of identifiable net assets	4
Goodwill resulting from acquisition	6
Purchase consideration	10
The following table shows the details of cash outflow during the three-months ended March 31, 2026:

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

March 31, 2026
Cash outflow, net of cash acquired
Purchase consideration	10
Less: deferred consideration	(3)
Net outflow of cash - investing activities	7
The purchase price allocation is provisional, as the Group is finalizing the valuation of certain tangible, intangible assets and deferred tax balances. The recognized amounts are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available.
The fair value of the acquired intangible assets, comprising customer relationships, was determined to be US$3. The valuation was performed using the multi-period excess earnings method. The useful life has been assessed as 6 years.
Goodwill arising on acquisition primarily relates to expected synergies from integrating the acquired business into the Group’s operations and the assembled workforce. The goodwill is not deductible for tax purposes.
Deferred consideration of US$3 represents a fixed portion of the purchase price for the acquisition that is payable after closing and is subject only to customary post-closing purchase price adjustments. As of March 31, 2026, the related liability was recognized in the interim condensed consolidated statement of financial position within current liabilities, based on the expected timing of payment.
From the acquisition date, the contribution of ISP Shtorm to the Group’s revenue and profit is less than US$1.
Update on acquisition of SUNVIN11
The acquisition of SUNVIN11 LLC was completed on December 15, 2025 and was disclosed in the Group's annual financial statements for the year-ended December 31, 2025 using provisional amounts. During the three-month period ended March 31,
2026, the Group refined the purchase price allocation within the measurement period. The updates mainly related to the recognition of identifiable intangible assets, primarily green tariff rights (US$2), the fair value of property, plant and equipment
US$2 and related deferred tax liabilities (US$(1)). As a result, goodwill decreased from US$7 to US$4.  These measurement period adjustments did not have a material impact on the Group’s profit or loss for the period or on the previously issued annual financial statements.
* Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the three-month period ended
March 31:

	2026	2025*

Balance as of January 1	849	624

Additions	67	66
Acquisitions*	4	—
Disposals and write off	(1)	—
Depreciation	(38)	(31)
Impairment	(2)	(2)
Translation adjustment	(29)	7
Modifications and reassessments	36	39

Balance as of March 31	886	703
*This includes fair value adjustments of US$2 related to SUNVIN11 and US$2 relating to Shtorm (see Note 5)
1 Prior period comparatives have been reclassified to conform with the current period presentation

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7INTANGIBLE ASSETS AND GOODWILL
The following table summarizes the movement in the net book value of intangible assets, excluding goodwill for the three-month period ended March 31:

	2026	2025[1]

Balance as of January 1	363	283

Acquisitions*	82	—
Additions	26	9
Transfer and reclassification	—	1
Amortization	(20)	(13)
Translation adjustment	(11)	3

Balance as of March 31	440	283
*This includes identifiable intangible assets recognized during the period comprising: green tariff rights for US$2 (SUNVIN11), customer relationships US$61, brand and trademarks US$12 and software US$4 (Tabletki Group) and US$3 relating to customer relationships recognized in the Shtorm acquisition (see Note 5)
The movements in goodwill for the Group, for the three-month period ended March 31, 2026, by cash generating unit ("CGU")
are presented below:

CGU: Kyivstar	2026	2025

Balance as of January 1	21	14
Acquisitions	86	—
Measurement period adjustment	(3)	—
Translation adjustment	(1)	—
Balance as of March 31	103	14

CGU: Uklon	2026	2025

Balance as of January 1	107	—
Translation adjustment	(4)	—
Balance as of March 31	103	—
*For acquisitions, refer to Note 5 for further details.
Goodwill is tested for impairment annually at September 30, or when circumstances indicate the carrying value may be impaired.
The Company's impairment test is primarily based on fair value less cost of disposal calculations (Level 3 in the fair value hierarchy) using a discounted cash flow model, based on cash flow projections from business plans prepared by management.
The Company considers, amongst other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods. Refer to the table above for an overview of the carrying value of goodwill.
Impairment losses
The Company did not identify any indicators of impairment during the three-month periods ended March 31, 2026, and 2025.
Based on the analysis performed, no impairment was identified for any CGUs.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	March 31, 2026	December 31, 2025

At amortized cost
Indemnity receivable from VEON Amsterdam B.V.	29	40
Other receivables from VEON Amsterdam B.V.	9	9
Security deposits and cash collateral	125	119
Other investments	2	2
Total investments and derivatives	165	170
Non-current	2	2
Current	163	168
Indemnity receivable from VEON Amsterdam B.V. (US$29) represents amounts due under an indemnity agreement whereby
VEON Amsterdam B.V. has agreed to reimburse the Group for potential future payments of principal and interest on the Bonds described below.
The indemnity receivable from VEON Amsterdam was reduced by US$11 during the three-month period ended March 31, 2026 following its utilization in connection with the partial settlement of April 2025 Bonds.
Security deposits and cash collateral consist of funds held in the account of a clearing company acting as an intermediary between Kyivstar and roaming and interconnect partners, amounting to US$125 (2025: US$119).
As of March 31, 2026 other investments at amortized cost predominantly include sovereign Ukrainian bonds held by Kyivstar.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The Company holds the following debt and derivative liabilities:

	March 31, 2026	December 31, 2025

At fair value
Warrants	28	27
Total at fair value	28	27

At discounted redemption amount
Put option liability	2	2
Total at discounted redemption amount	2	2

At amortized cost
Bonds	28	38
Interest accrued on Bonds	1	2
Lease liabilities	393	374
Loan Note Payable - VEON Amsterdam B.V.	59	57
Other financial liabilities	15	16

Total at amortized cost	496	487

Total debt and derivatives	526	516
Non-current	298	287
Current	228	229
At fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;
Level 3 – Inputs that are not based on observable market data.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels.
This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the three-
month period ended March 31, 2026, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
As of March 31, 2026, the Group had 7,666,528 Warrants outstanding (December 31, 2025: 7,666,528). Each Warrant entitles the holder to purchase one Common Share at an exercise price of US$11.50 per share. The Warrants are exercisable from
September 14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the three-month period ended
March 31, 2026.
The Warrants are accounted for as liabilities and are measured at fair value as of each reporting period. As the Warrants are traded on an active market under the trading symbol "KYIVW", the fair value of the warrants is a level 1 fair value measurement.
The change in the fair value of the Warrants for the three-month period ended March 31, 2026 amounted to US$1 loss which has been recorded in the interim condensed consolidated income statement within other non-operating loss, net.
At discounted redemption amount
Put option liability represents Helsi put option liability amounting to US$1 (December 31, 2025: US$1) and Uklon put option liability amounting to US$1 (December 31, 2025: US$1), both measured at the discounted redemption amount.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
At amortized cost
As of March 31, 2026, Bonds represent the principal and interest amounts outstanding for April 2025 Old Notes US$14
(December 31, 2025: US$24) and June 2025 Old Notes (US$15 (RUB1,254) (December 31, 2025: US$16 (RUB1,254)) which were not exchanged for New Notes prior to their respective maturity dates. Upon tender from Old noteholders, it is the
Company’s intention to exchange the Old Notes, including accrued interest, of eligible noteholders against a cash settlement.
Eligibility is based on successful completion of a sanctions check procedure. An indemnity agreement between Kyivstar Holdings and VEON Amsterdam B.V. is in place which is to see Kyivstar Holdings made whole for any external payments to eligible Old noteholders.
During the three-month ended March 31, 2026, Kyivstar Holdings B.V. partially settled April 2025 Old Notes in the aggregate amount of US$11, comprising US$10 of principal and less than US$1 of accrued interest.
The lease liabilities primarily (approximately 67%) relate to lease agreements with LLC “Ukraine Tower Company”, an entity under common control of VEON Ltd (see Note 12). These include leases arising from the sale-and-leaseback transaction of passive infrastructure as well as additional lease arrangements entered into subsequent to that transaction.
Other financial liabilities primarily comprise a long-term financial liability of US$10 relating to the license for the Digital Business
Support System and contingent consideration payable of US$4 in connection with the acquisition of Uklon Group.
On August 13, 2025, in connection with the consummation of the Business Combination Agreement, Kyivstar Group Ltd. issued a loan note payable (the “Loan Note Payable”) to VEON Amsterdam B.V. in the aggregate principal amount of $178. The Loan
Note Payable bears interest at a rate of 10% per annum, payable at maturity on August 12, 2026, and may be prepaid in whole or in part at any time without premium or penalty. Amounts repaid will be applied first to accrued interest and then to outstanding principal. On September 17, 2025, repayment of $124 was made, consisting of $122 of principal and $2 of interest. The remaining balance, including accrued interest, as of March 31, 2026 is $59.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and financial liabilities during the three-month period ended March 31,
2026 and 2025, except as disclosed above.
Financing activities during the three-month period ended March 31, 2026 and 2025
There were no significant financing activities during the three-month period ended March 31, 2026 and 2025.
9CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	March 31, 2026	December 31, 2025

Cash and cash equivalents at banks and on hand	229	247
Short-term deposits and money market funds	124	208
Cash and cash equivalents, as presented in the interim condensed consolidated statement of cash flows	353	455
As of March 31, 2026, US$308 (2025: US$415) of cash and cash equivalents at the level of Ukraine was subject to currency restrictions that limit the Company's ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.
Cash and cash equivalents with original maturity of less than three months amounting to US$117 (2025: US$202) comprise short-term deposits held by Kyivstar.
The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit Kyivstar
Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10DIVIDENDS AND CAPITAL DISTRIBUTIONS
There were no dividends paid or capital distributions paid during the three-month period ended March 31, 2026 and 2025.
11 ISSUED CAPITAL AND RESERVES
The Company's issued share capital comprised of the following:

	March 31, 2026	December 31, 2025
Authorized common shares (nominal value of US$0.01 per share)	265,430,000	265,430,000
Issued shares	230,863,624	230,863,624
Kyivstar Group Ltd. has an authorized share capital of US$3, divided into 265,430,000 common shares of nominal value
US$0.01 (in dollars).
For the three-months ended March 31, 2026 the 7,666,528 warrants were excluded from the calculation of diluted earnings per share as the impact of including them was anti-dilutive.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12RELATED PARTIES
The immediate parent and the ultimate controlling shareholder of the Company are VEON Amsterdam B.V. and VEON Ltd.,
respectively.
Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by Kyivstar Group Ltd., that can exert an influence on the Company or that are under the influence of another related party of the Company. Transactions with related parties were conducted at arm’s length.
The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the three-month period ended March 31:

	2026			2025
	Ultimate and Immediate parent	Entities under common control	Key Management Personnel	Ultimate and Immediate parent	Entities under common control	Key Management Personnel

Cost of services, equipment and accessories	—	(4)	—	—	(2)	—
Selling, general and administrative expenses	—	—	(1)	—	—	(1)
Finance costs	(1)	(11)	—	—	(10)	—
Depreciation charge of right-of-use asset	—	(10)	—	—	(8)	—
Other operating income	—	1	—	—	—	—
Other operating expenses	—	(2)	—	(9)	—	—
Finance income	—	—	—	5	—	—
Total	(1)	(26)	(1)	(4)	(20)	(1)

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	March 31, 2026		December 31, 2025
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control

Right-of-use assets - LLC "Ukraine Tower Company"	—	226	—	214
Trade and other receivables - LLC “Ukraine Tower Company”	—	1	—	1
Indemnity receivable from VEON Amsterdam B.V.	29	—	40	—
Other receivables from VEON Amsterdam B.V.	9	—	9	—
Financial assets - VEON Ltd.	1	—	1	—
	39	227	50	215

Trade and other payables - LLC “Ukraine Tower Company”	—	(9)	—	(8)
Trade and other payables - VEON Ltd.	(14)	—	(17)	—
Trade and other payables - VEON Group Holding Company Ltd	—	(19)	—	(17)
Lease liabilities - LLC “Ukraine Tower Company”	—	(265)	—	(250)
Loan Note Payable - VEON Amsterdam B.V.	(59)	—	(57)	—
Other current liabilities - VEON Ltd.	(14)	—	(12)	—
	(87)	(293)	(86)	(275)
13RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025 as filed in the Form 20-F on March 16, 2026, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2026.
14        EVENTS AFTER THE REPORTING PERIOD
Company Shareholders Re-elect Board at 2026 AGM
The Company announced that during the 2026 AGM held on May 12, 2026, the Company's shareholders approved the re-
election of all ten directors who served on the Board in the previous term. The Company welcomed back Serdar Çetin, Betsy Z.
Cohen, Augie K Fabela II, Sir Brandon Lewis, Burak Ozer, Duncan Perry, Michael R. Pompeo, Dmytro Shymkiv, Michiel Soeting
and Kaan Terzioğlu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected Kaan Terzioğlu as the Chairman of the Board.

Kyivstar Group Ltd. | Unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2026	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15 NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE
GROUP
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's audited annual consolidated financial statements as of and for the year ended December 31, 2025.
Certain new and amended standards became effective as of January 1, 2026, which did not have a material impact on Kyivstar
Group's interim condensed consolidated financial statements. Kyivstar Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.
Dubai, May 14, 2026
Kyivstar Group Ltd.